Exhibit 99.1

YM BIOSCIENCES CLOSES US$17.5 MILLION FINANCING

MISSISSAUGA, Canada - March 10, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX:YM), today announced that it has closed its previously announced "registered direct" offering of 14,583,000 million units at an issue price of US $1.20 for gross proceeds of approximately US $17.5 million. Each unit consists of one common share and one half common share purchase warrant. Each whole warrant may be exercised to purchase one common share at US$1.60 until March 10, 2015.

Roth Capital Partners, LLC, served as lead placement agent. Bloom Burton & Co. Inc., Griffin Securities, Inc. and Haywood Securities Inc. served as co-placement agents for the transaction. The funds will be used principally to fund YM's drug development activities and for general corporate purposes.

Following this issue, the pro-forma total number of common shares outstanding is 80,187,476, including 2,380,953 common shares issued but held in escrow, and there are now outstanding 8,166,480 common share purchase warrants (including warrants issued to the agents). There were no warrants outstanding prior to the current issue, and there are no debt instruments and no preferred shares outstanding.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development. Together with the products from YM Australia (formerly Cytopia Limited), the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT 387, a JAK 1/2 small molecule inhibitor, CYT 997, a potent, vascular disrupting agent and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by YM’s recently acquired Australian subsidiary, YM Australia (formerly Cytopia Limited), include the JAK 1/2 inhibitor CYT387, and the novel VDA molecule CYT997. Both were discovered internally at Cytopia based on research led by Dr Andrew Wilks who identified the JAK 1/2 kinase enzymes. Both products are currently in clinical development. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com